Mail-Stop 4561

February 21, 2007

Drew W. Edwards
623 Holcomb Bridge Road
Oswell, Georgia 30076

Re: Banuestra Financial Corporation (fka El Banco Financial Corp.)
    Registration Statement on Form SB-2, amendment number 4
    Filed February 12, 2007
    File Number 333-135900

Dear Mr. Edwards:

    We have reviewed your amended Form SB-2 and have the following comments. We have no further accounting comments at this time. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

    The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Price range

1.   Revise to include a price or price range in a pre-effective amendment.

Underwriting
Price Stabilization,…….., page 78

2.   With regard to Rule 104(a) of Regulation M and, in particular, your fourth bullet regarding penalty bids, please advise the staff as to the authority to impose penalty bids in this offering.

Exhibit 5.1

3.   Please note that you will need to file an opinion, rather than a form of opinion, prior to effectiveness. Please revise.

* * * * *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Direct any questions on accounting matters to Benjamin Phippen at 202-551-3697, or to Don Walker, Senior Assistant Chief Accountant, at 202-551-3490. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3434.

                                        Sincerely,

                                        Mike Clampitt
                                        Senior Attorney

By fax: Rusty Pickering
        Fax number 404-817-6035